Filed Pursuant to Rule 433

Registration Statement No. 333-285508

February 12, 2026

News
FOR IMMEDIATE RELEASE

BMO Announces Upcoming Reverse Splits of Six Series of its Exchange Traded Notes (NYSE Arca: BERZ, BNKD, DULL, FLYD, NRGD and OILD)

NEW YORK, February 12, 2026 – Bank of Montreal (“BMO”) announced today that it will be implementing reverse splits of six series of its outstanding Exchange Traded Notes listed in the table below (each, an “ETN” and, collectively, the “ETNs”). Each reverse split is expected to be effective at the open of trading on February 24, 2026 (the “Effective Date”).

The table below summarizes the reverse splits.

ETN Title	Ticker Symbol	Reverse Split Ratio	Split Factor	Current CUSIP / New CUSIP
MicroSectorsTM FANG & Innovation -3× Inverse Leveraged ETNs due June 28, 2041	BERZ	1-for-20	20	063679450/063679351
MicroSectors™ U.S. Big Banks -3× Inverse Leveraged ETNs due February 17, 2045	BNKD	1-for-5	5	063679377/063679336
MicroSectorsTM Gold -3× Inverse Leveraged ETNs due January 29, 2043	DULL	1-for-50	50	063679518/063679344
MicroSectorsTM Travel -3× Inverse Leveraged ETNs due May 29, 2042	FLYD	1-for-10	10	06368J309/06368J408
MicroSectors™ U.S. Big Oil -3× Inverse Leveraged ETNs due February 17, 2045	NRGD	1-for-5	5	063679393/063679328
MicroSectorsTM Oil & Gas Exploration & Production -3× Inverse Leveraged ETNs due June 28, 2041	OILD	1-for-10	10	06368L205/06368L882

Each series of ETNs is expected to begin trading on NYSE Arca, Inc. on a reverse split-adjusted basis on the Effective Date. Holders of a series of ETNs who purchased such ETNs prior to the Effective Date will receive reverse split-adjusted ETNs based on the applicable Reverse Split Ratio set forth in the table above. For example, a 1-for-10 Reverse Split Ratio means that holders of a series of ETNs who purchased such ETNs prior to the Effective Date will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs they hold.

In addition, investors that hold a number of ETNs not evenly divisible by the applicable Split Factor will receive a cash payment for any fractional ETNs remaining (the “Partials”). The cash payment due on any Partials for each series of ETNs is expected to be determined on March 2, 2026 and will equal, for each remaining ETN of that series, its closing Indicative Note Value on that date. BMO will make any cash payment due on any Partials for each series of ETNs in accordance with its standard procedures through The Depository Trust Company, and expects that these amounts will be paid to holders of such ETNs on or about March 4, 2026. Investors should note that the timing of crediting amounts to their accounts will depend on processing by their brokers or other intermediaries.

The closing Indicative Note Value of each series of ETNs on February 23, 2026 will be multiplied by the applicable Split Factor to determine the reverse split-adjusted closing Indicative Note Value of such ETNs. Following the reverse split, each series of ETNs will have a new CUSIP but will continue to trade under its current ticker symbol.

Each reverse split will affect the trading denominations of the applicable series of ETNs, but will not have any effect on the aggregate principal amount of such ETNs, except that the aggregate principal amount of a series of ETNs will be reduced by the corresponding aggregate amount of any cash payments for any Partials applicable to those ETNs.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the applicable ETN Prospectus (as defined below).

Illustration of a Reverse Split

The following table shows the effect of a hypothetical 1-for-10 reverse split based on a hypothetical number of ETNs held and a hypothetical closing Indicative Note Value for the ETNs. The closing Indicative Note Value of an ETN is not the same as the trading price of such ETN.

	Number of ETNs Held	Hypothetical Closing Indicative Note Value	Aggregate Closing Note Indicative Value
Pre-Reverse Split	100,000	$5.00 per ETN	$500,000
Post 1-for-10 Reverse Split	10,000	$50.00 per ETN	$500,000

Disclosures

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged short exposure to the performance of the relevant index on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct short investment in the relevant index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the relevant index, and returns on the ETNs may be negatively affected in complex ways by the volatility of the relevant index on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs even if the long-term performance of the relevant index is negative. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide leveraged exposure to the short performance of the relevant index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to each series of ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal, the issuer of each series of the ETNs, has filed a registration statement (including a pricing supplement, product supplement (if applicable), prospectus supplement and prospectus) with the SEC regarding each series of the ETNs. Please read those documents and the other documents relating to these securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the product supplement (if applicable), the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (“ETPs”). With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of stocks and market sectors. REX continues to drive innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, options-based income strategies, and unique crypto exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.5 trillion as of October 31, 2025. Serving clients for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately 13 million clients across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The indices have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.